Exhibit 11.2

Investor Contacts:   Tom Tomlinson / Tony Ishaug
             Telephone: (952) 944-5600

DEPARTMENT 56 REPORTS SECOND QUARTER 2001 RESULTS

July 25, 2001 – Eden Prairie, MN. – Department 56 (NYSE: DFS), a leading collectibles and specialty giftware company, today reported revenue and earnings for the second quarter and six months ended June 30, 2001.

For the first half, net income was $6.6 million on revenues of $84.3 million, compared with net income of $5.1 million on revenues of $103.0 million a year ago. On a per share diluted basis, net income for the first half was $0.51 compared to $0.35 last year.

For the quarter, revenues were $55.2 million, compared to $60.1 million in the prior year. Net income and diluted earnings per share in the second quarter were $8.0 million and $0.62 per share, respectively, compared to $8.3 million and $0.58, respectively, a year ago.

EBITDA for the first half was $20.1 million compared with $18.8 million a year ago. For the second quarter, EBITDA was $17.4 million compared to $18.8 million for the same period in 2000.

Customer Orders
For the first six months of 2001, orders of $161.2 million were 23% below the level of the first six months of 2000, representing an improvement in the order rate since April, when the Company reported that, as of March 31, total orders were down approximately 32%. Orders during the second quarter of $50.7 million were up approximately 6% relative to orders of $48.1 million in the second quarter of the prior year.

Orders for the Company’s Village Series and General Giftware products for the six-month period were $101.8 million and $59.3 million, respectively. The decline in year-to-date orders for Village products narrowed to 29% lower from 37% lower at the end of the first quarter, while General Giftware orders narrowed to 12% lower from 21% lower at the end of the first quarter.

Commenting on the order results, Susan Engel, Chairwoman and Chief Executive Officer, noted, “While our order rate through the second quarter has improved, as we discussed last quarter we believe that customer orders and retail prospects this year continue to be impacted by the difficult economic environment. Orders for the balance of the year are heavily dependent upon our customers’ confidence regarding consumer spending. Therefore, we continue to be cautious in our outlook for the current year.”

Ms. Engel added, “Our efforts to replicate the success we have had with Halloween and Christmas programs into other holidays are well underway for 2002. In addition, our objectives to expand our distribution network and optimize our operational flexibility are also being realized. I believe that the strength of our franchise and the strategies that we are pursuing position us for enhanced revenues and profitability looking forward.”

Fiscal 2001 Outlook
As a result of the improvement in customer orders and the performance of the business year-to-date, the Company has narrowed its outlook for full-year diluted earnings per share to the range of $0.76 to $0.87.  The Company has not revised its EPS outlook upward due primarily to continued uncertainty among its customers relative to consumer spending during this year’s upcoming holiday season, together with a weak retail furniture climate impacting its minority investment in accent furniture manufacturer 2-Day Designs, Inc.

Second Quarter and Year-to-Date Highlights
Second quarter revenues for Village and General Giftware products were $35.8 million and $19.3 million, respectively, compared to $41.6 million and $18.4 million, respectively, in the second quarter of last year. For the six-month period, revenues for Village and General Giftware products were $52.4 million and $31.8 million, respectively, compared to $72.0 million and $31.0 million, respectively for the first six months of 2000.

Gross margin as a percentage of sales was 56.8% for the second quarter, compared to 55.7% in the second quarter of 2000. For the six-month period, gross margins of 55.9% were up compared to 53.3% in the prior year. First half 2000 margins were negatively impacted by the $6.5 million in reserve charges related to 1999 receivables and the Customer Appreciation Discount, as previously discussed. Excluding the impact of the reserve charges and discount program, margins for the first half of 2000 would have been 57.6%. The reduction in comparative gross margins for the first half of 2001 relative to this adjusted gross margin in the first half of 2000 was primarily the result of a shift in product mix as noted above.

Selling, General and Administrative expenses for the quarter were $15.3 million, or 28% of sales, compared to $16.0 million, or 27% of sales in the second quarter of 2000. For the six-month period, SG&A represented 36% of sales, or $30.2 million, down from $39.2 million, or 38% of sales in the prior year. SG&A for the current year reflects the results of various cost control initiatives, partially offset by increased depreciation and further investments in the Company’s retail operations and customer business model research. The first half 2000 results included $5.5 million in bad debt reserve charges related to the resolution of 1999 receivables as well as one-time costs related to the Company’s investment in information systems and its distribution center consolidation, as previously reported. “We are pleased that SG&A for our wholesale operations excluding depreciation is down 10% year over year, and we expect that trend to hold for the remainder of the year,” noted Ms. Engel.

Interest expense for the quarter was $1.7 million compared to $2.9 million in the second quarter of 2000. For the six-month period, interest expense was $3.9 million compared to $5.1 million in the prior year. The decrease in interest expense in both the second quarter and year-to-date periods resulted from a lower interest rate environment as well as decreased borrowings under the Company’s credit facilities.

Accounts receivable at the end of the second quarter were $57.5 million compared to $73.3 million a year ago, stemming from the reduction in sales volume. Inventory levels decreased significantly, from $30.5 million a year ago to $16.6 million at the end of the second quarter, due primarily to reduced order volume as well as better inventory planning and product flow through the Company’s distribution center.

As of June 30, the Company had total debt outstanding of $91.0 million, compared to $131.3 million at the end of the second quarter in 2000. The reduction in total debt resulted from operating cash flows being used to prepay $20 million of term debt in the first half, as well as reduced working capital needs.

Capital Expenditures in the first half and second quarter were $1.6 million and $0.3 million, respectively. As previously reported, for the full year, the Company expects total capital expenditures of less than $3.0 million.

About Department 56
Department 56, Inc. is a leading collectibles and giftware company known for its lighted Villages, Snowbabies™ figurines and extensive lines of holiday and home decorative products. Its products are sold primarily through gift, specialty and department store retailers in the United States, Canada and Europe.

2001 marks the 25th anniversary of Department 56, Inc. To commemorate the past 25 years, the Company will host a Silver Anniversary Celebration in St. Paul, Minnesota, August 17-19, 2001. For more information, visit www.department56.com or contact Department 56 Consumer Services at 1-800-LIT-TOWN (548-8696).

Investors will have the opportunity to listen to the Company’s July 26 conference call over the Internet through StreetEvents at www.streetevents.com. To listen to the live call, please go to the web site prior to the 9:00 a.m. EST call. For those who cannot listen to the live broadcast, a replay will be available shortly after the call.

Notes concerning forward-looking statements:

This release contains forward-looking statements about the Company’s performance. These statements, including but not limited to the Company’s expectations regarding 2001 earnings per share, a decline in revenues, SG&A for its wholesale operations, and capital expenditures, are based on management’s estimates, assumptions and projections as of today and are not guarantees of future performance. Management assumes that the Company’s effective tax rate will not vary materially from that of the 2000 fiscal year. Any conclusions or expectations expressed in, or drawn from, the statements in this press release concerning matters that are not historical corporate financial results are forward-looking statements that involve risks and uncertainties. Actual results may vary materially from forward-looking statements and the assumptions on which they are based. The Company undertakes no obligation to update or publish in the future any forward-looking statements. Please read the bases, assumptions and factors set out in the last two paragraphs of Item 7 in the Company’s Form 10-K for 2000 dated March 30, 2001, as amended, and filed under the Securities Exchange Act of 1934, all of which is incorporated herein by reference and applicable to the forward-looking statements set forth herein.

# Financial Tables follow #

DEPARTMENT 56, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
Unaudited

ASSETS

	June 30,	December 30,
	2001	2000

CURRENT ASSETS
Cash and cash equivalents	$530	$23,698
Accounts receivable, net	57,520	36,994
Inventories	16,646	15,650
Other current assets	11,043	13,742

Total current assets	85,739	90,084

PROPERTY AND EQUIPMENT, net	30,514	31,796
GOODWILL, TRADEMARKS AND OTHER, net	148,045	150,609
OTHER ASSETS	5,163	5,319

	$269,461	$277,808

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Current portion of long-term debt	$900	$-
Borrowings on revolving credit agreement	6,000	-
Accounts payable	6,546	7,866
Other current liabilities	17,215	16,637

Total current liabilities	30,661	24,503

DEFERRED TAXES	7,460	7,730
LONG-TERM DEBT	84,100	105,000
STOCKHOLDERS’ EQUITY	147,240	140,575

	$269,461	$277,808

DEPARTMENT 56, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)
Unaudited

	Quarter Ended		26 Weeks	26 Weeks
			Ended	Ended
	June 30,	July 1,	June 30,	July 1,
	2001	2000	2001	2000

NET SALES (1)	$55,168	$60,082	$84,294	$103,022
COST OF SALES (1)	23,850	26,600	37,201	48,139

Gross profit	31,318	33,482	47,093	54,883

Selling, general, and administrative expenses	15,348	16,045	30,153	39,211
Amortization of goodwill, trademarks and other	1,274	1,374	2,648	2,738

INCOME FROM OPERATIONS	14,696	16,063	14,292	12,934

Interest expense	1,713	2,927	3,949	5,071
Other, net	59	(215)	(256)	(396)

INCOME BEFORE INCOME TAXES	12,924	13,351	10,599	8,259

INCOME TAXES	4,911	5,073	4,028	3,138

NET INCOME	$8,013	$8,278	$6,571	$5,121

NET INCOME PER SHARE	$0.62	$0.58	$0.51	$0.35

NET INCOME PER SHARE ASSUMING DILUTION	$0.62	$0.58	$0.51	$0.35

WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC
	12,883	14,322	12,864	14,604

WEIGHTED AVERAGE SHARES OUTSTANDING – ASSUMING DILUTION
	12,904	14,358	12,901	14,656

(1)	Net sales and cost of sales for the quarter and 26 weeks ended July 1, 2000 have each been increased to conform to the presentation of net sales and cost of sales for the quarter and 26 weeks ended June 30, 2001, as a result of reclassifying outgoing freight costs in order to comply with the requirements of Emerging Issues Task Force Issue Number 00-10, Accounting for Shipping and Handling Fees and Costs. Such expenses were formerly classified as a reduction of net sales. This change has no impact on gross profit amounts. Outgoing freight costs totaled $2.3 million and $4.9 million for the quarter and 26 weeks ended July 1, 2000, respectively.